EXHIBIT 99.1

Q2 2024 RESULTS CONFIRM STRONG EXECUTION AND CONTINUED GROWTH.
2024 GUIDANCE REVISED UPWARD

•Net revenues of Euro 1,712 million, up 16.2% versus prior year, with total shipments of 3,484 units up 2.7% versus Q2 2023
•Adjusted EBIT(1) of Euro 511 million, up 17.0% versus prior year, with adjusted EBIT(1) margin of 29.9%
•Adjusted net profit(1) of Euro 413 million and adjusted diluted EPS(1) at Euro 2.29
•Adjusted EBITDA(1) of Euro 669 million, up 13.7% versus prior year, with adjusted EBITDA(1) margin of 39.1%
•Industrial free cash flow(1) generation of Euro 121 million

“We are delighted to announce excellent financial results in the second quarter of 2024, which demonstrate again a strong execution and continued growth. Our net revenues and profitability were up double digit, sustained by the enrichment of the product mix and the increased demand for personalizations, which led us to upgrade our 2024 guidance” said Benedetto Vigna, CEO of Ferrari. “The quarter was also marked by the inauguration of our new e-building, during a week of events dedicated to sustainable innovation with our stakeholders, and the new victory at the 24 Hours of Le Mans”.

For the three months ended				(In Euro million,	For the six months ended
June 30,				unless otherwise stated)	June 30,
2024	2023	Change			2024	2023	Change
3,484	3,392	92	3%	Shipments (in units)	7,044	6,959	85	1%
1,712	1,474	238	16%	Net revenues	3,297	2,903	394	14%
511	437	74	17%	EBIT / Adj. EBIT(1)	953	822	131	16%
29.9%	29.7%	20 bps		EBIT / Adj. EBIT(1) margin	28.9%	28.3%	60 bps
413	334	79	24%	Net profit / Adj. net profit(1)	765	631	134	21%
2.29	1.84	0.45	24%	Basic EPS (in Euro) / Adj. basic EPS(1) (in Euro)	4.24	3.46	0.78	23%
2.29	1.83	0.46	25%	Diluted EPS (in Euro) / Adj. diluted EPS(1) (in Euro)	4.23	3.46	0.77	22%
669	589	80	14%	EBITDA(1) / Adj. EBITDA(1)	1,274	1,126	148	13%
39.1%	40.0%	(90 bps)		EBITDA(1) / Adj. EBITDA(1) margin	38.7%	38.8%	(10 bps)

1 Refer to specific paragraph on non-GAAP financial measures. The term EBIT is used as a synonym for operating profit. There were no adjustments impacting EBITDA, EBITDA margin, EBIT, EBIT margin, Net profit, Basic EPS and Diluted EPS in the periods presented.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), August 1, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the second quarter and six months ended June 30, 2024.

Shipments(3)(4)

For the three months ended				Shipments	For the six months ended
June 30,				(units)	June 30,
2024	2023	Change			2024	2023	Change
1,655	1,638	17	1%	EMEA	3,228	3,172	56	2%
981	869	112	13%	Americas(5)	1,978	1,831	147	8%
278	339	(61)	(18%)	Mainland China, Hong Kong and Taiwan(6)	595	735	(140)	(19%)
570	546	24	4%	Rest of APAC	1,243	1,221	22	2%
3,484	3,392	92	3%	Total Shipments	7,044	6,959	85	1%

Shipments totaled 3,484 units in Q2 2024, up 2.7% versus the prior year. Quarterly shipments reflected the deliberate geographic allocations, thus in the quarter EMEA(4) was substantially flat, Americas(4) was up 112 units, Mainland China, Hong Kong and Taiwan decreased by 61 units and Rest of APAC(4) increased by 24 units.
The Ferrari Purosangue, the Roma Spider and the 296 GTS drove deliveries in the quarter. The first few deliveries of the SF90 XX Stradale commenced, while the Roma and the 812 Competizione decreased, approaching the end of lifecycle, and the SF90 Stradale and 812 GTS phased out. The allocations of the Daytona SP3 increased versus prior year, in line with plans.
The product portfolio in the quarter included eight internal combustion engine (ICE) models and four hybrid engine models, which represented 52% and 48% of total shipments, respectively.

2    These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
3    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars
4    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
5    Of which 822 units in Q2 2024 (+90 units or +12.3% vs Q2 2023) and 1,672 units in H1 2024 (+110 units or +7.0% vs H1 2023) in the United States of America
6    Of which 200 units in Q2 2024 (-64 units or -24.2% vs Q2 2023) and 443 units in H1 2024 (-144 units or -24.5% vs H1 2023) in Mainland China

Total net revenues

For the three months ended				(Euro million)	For the six months ended
June 30,					June 30,
		Change					Change
2024	2023	at constant			2024	2023	at constant
		currency					currency
1,474	1,259	17%	20%	Cars and spare parts(7)	2,856	2,500	14%	17%
168	147	14%	15%	Sponsorship, commercial and brand(8)	313	277	13%	13%
70	68	4%	4%	Other(9)	128	126	2%	2%
1,712	1,474	16%	19%	Total net revenues	3,297	2,903	14%	16%

Net revenues for Q2 2024 were Euro 1,712 million, up 16.2% or 18.9% at constant currency(1).
Revenues from Cars and spare parts(7) were Euro 1,474 million (up 17.1% or 20.2% at constant currency(1)), thanks to a richer product and country mix, increased personalizations, as well as higher volumes.
Sponsorship, commercial and brand(8) revenues reached Euro 168 million, up 13.8% or 14.8% at constant currency(1) attributable to new sponsorships and lifestyle activities.
Other(9) revenues were almost flat driven by higher revenues from financial services activities, substantially offset by the decreased contribution from the Maserati contract which expired in 2023.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a negative net impact of Euro 36 million, mostly related to the US Dollar, Japanese Yen and Chinese Yuan.

7     Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts
8     Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including fashion collections, merchandising, licensing and royalty income
9    Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 racing teams and from the sale of engines to Maserati. Starting from 2024, residual net revenues generated from the sale of engines are presented within other net revenues as a result of the expiration of the supply contract with Maserati in December 2023. As a result, net revenues generated from engines of Euro 27 million for the three months ended June 30, 2023 and Euro 60 million for the six months ended June 30, 2023, that were previously presented as “Engines” net revenues, have been presented within “Other” net revenues to conform to the current presentation.

Adjusted EBITDA(1) and Adjusted EBIT(1)

For the three months ended				(Euro million)			For the six months ended
June 30,				June 30,
		Change					Change
2024	2023	at constant			2024	2023	at constant
		currency					currency
669	589	14%	20%	EBITDA(1) / Adj. EBITDA(1)	1,274	1,126	13%	19%
511	437	17%	26%	EBIT / Adj. EBIT(1)	953	822	16%	24%

Q2 2024 Adjusted EBITDA(1) reached Euro 669 million, up 13.7% versus the prior year and with an Adjusted EBITDA(1) margin of 39.1%.
Q2 2024 Adjusted EBIT(1) was Euro 511 million, increased 17.0% versus the prior year and with an Adjusted EBIT(1) margin of 29.9%.
Volume was slightly positive (Euro 10 million), reflecting the shipments increase versus the prior year.
The Mix / price variance performance was very strong and positive (Euro 122 million), mainly reflecting the enrichment of the product mix, sustained by the Daytona SP3 and few sales of the 499P Modificata, increased personalizations and the positive country mix driven by Americas.
Industrial costs / research and development expenses were almost flat.
SG&A grew (Euro 23 million) mainly reflecting brand investments and the continuous development of the Company’s digital infrastructure and organization.
Other changes were almost flat, mainly driven by new sponsorships, partially offset by higher costs related to the better Formula 1 in-season ranking.

Financial charges, net for the quarter almost zeroed, compared to Euro 9 million of the prior year, primarily driven by positive net foreign exchange impact and increased interest income from the Group’s cash balance.
The tax rate(10) in the quarter was 19.1%, mainly reflecting the estimate of the benefit attributable to the Patent Box and tax incentives for eligible research and development costs and investments.
As a result, the Adjusted Net profit(1) for the quarter was Euro 413 million, up 23.6% versus the prior year, and the Adjusted diluted earnings per share(1) for the quarter reached Euro 2.29, compared to Euro 1.83 in Q2 2023.
Industrial free cash flow(1) for the quarter was strong at Euro 121 million, driven by the increased Adjusted EBITDA(1), partially offset by capital expenditures(11) of Euro 268 million, net cash interests and taxes for Euro 182 million and the increase in working capital, provisions and other for Euro 88 million.
Net Industrial Debt(1) as of June 30, 2024 was Euro 441 million, compared to a Net Industrial Cash(1) position of Euro 38 million as of March 31, 2024, also reflecting the dividend payment(12) for Euro 440 million and share repurchases of Euro 148 million. As of June 30, 2024, total available liquidity was Euro 1,882 million (Euro 1,966 million as of March 31, 2024), including undrawn committed credit lines of Euro 550 million.

10 The effective tax rate benefited from the coexistence of two successive Patent Box tax regimes, which provide tax benefits for companies using intangible assets. The Patent Box regime firstly introduced by the Italian Law No. 190/2014 was implemented by the Group from 2020 to 2024, recognizing the tax benefit over three annual installments. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% super tax deduction for costs relating to eligible intangible assets and allows for a transitional period where both regimes coexist.
11    Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases
12 In May 2024 the Company paid Euro 414 million out of the total dividend distribution to owners of the parent and the remaining balance, which mainly relates to withholding taxes, is expected to be paid in the following quarters

2024 guidance revised upward, based on the following assumptions for the year:
•Positive product and country mix, along with stronger personalizations
•Racing activities, including new sponsorships, impacted by lower Formula 1 ranking in 2023 despite higher number of races in the 2024 calendar
•Lifestyle activities expected to increase top line contribution while investing to accelerate development
•Cost inflation to persist
•Continuous brand investments and higher racing expenses
•Robust Industrial free cash flow generation, partially offset by increased capital expenditures and higher tax payment

(€B, unless otherwise stated)	2023A	PREVIOUS 2024 GUIDANCE	UPWARD REVISED 2024 GUIDANCE
NET REVENUES	6.0	>6.4	>6.55
ADJ. EBIT (margin %)	1.62 27.1%	≥1.77 ≥27%	≥1.82 ≥27.5%
ADJ. DILUTED EPS (€)	6.90(13)	≥7.50(13)	≥7.90(13)
ADJ. EBITDA (margin %)	2.28 38.2%	≥2.45 ≥38%	≥2.50 ≥38%
INDUSTRIAL FCF	0.93	>0.90	Up to 0.95

Q2 2024 highlights:
•On May 13, 2024 Ferrari announced the offering of unsecured debt securities in benchmark size, whose net proceeds are intended for general corporate purposes. The issue price of the Euro 500 million notes, due in May 2030, is equal to 99.677% of their principal amount and the notes have a fixed annual coupon of 3.625%. The offering was well over two times oversubscribed and have been admitted to the Official List of Euronext Dublin and to trading on the regulated market of Euronext Dublin. On May 21, 2024 Ferrari announced the settlement of the offering.
•On June 21, 2024 Ferrari inaugurated the new e-building. The facility is characterized by high production flexibility and a strong focus on the environment and people, and has the capacity to produce the future Ferrari range equipped with internal combustion, hybrid and electric powertrains. The e-building will also produce the strategic electrical components that are highly relevant to differentiating Ferrari's technology and performance: high-voltage batteries, electric motors and axles.
•The fourth tranche of the multi-year share repurchase program was completed on June 26, 2024. Ferrari announced its intention to continue with a fifth tranche of up to Euro 250 million to be executed from July 1, 2024 and to end no later than November 26, 2024.

13    Calculated using the weighted average diluted number of common shares as of December 31, 2023 (181,511 thousand)

Subsequent Events:
•Ferrari N.V. has been admitted to the cooperative compliance programme (pursuant to Italian Legislative Decree 128/2015) by the Italian Revenue Agency, effective as of 2023. The adherence to this regime follows that of Ferrari S.p.A. and further strengthens the Group’s cooperative relationship with the Italian tax authorities.
•Under the fifth tranche of the new multi-year common share repurchase program announced on June 30, 2022, from July 1, 2024 to July 29, 2024 the Company purchased 159,077 common shares for a total consideration of Euro 61.7 million. At July 29, 2024 the Company held in treasury an aggregate of 14,324,743 common shares equal to 5.57% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 245 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “2024 Guidance revised upward”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the Group’s ability to attract and retain qualified personnel; the success of the Group’s racing activities; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into its car portfolio over time and to make appealing designs for its new models; the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to its products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; increases in costs, disruptions of supply or shortages of components and raw materials; the Group’s ability to successfully carry out its low volume and controlled growth strategy and, particularly, the ability to increase its presence in growth market countries; changes in general economic conditions (including changes in some of the markets in which the Group operates) and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; macro events, pandemics and conflicts, including the ongoing conflicts between Russia and Ukraine and between Israel and Hamas and the related issues regarding transit in the Suez canal; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; the Group’s ability to preserve its relationship with the automobile collector and enthusiast community; disruptions at the Group’s manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; the ability of its current management team to operate and manage effectively and the reliance upon a number of key members of executive management and employees; the performance of the Group’s dealer network on which the Group depends for sales and services; product warranties, product recalls, and liability claims; the sponsorship and commercial revenues and expenses of the Group’s racing activities, as well as the popularity of motor sports more broadly; the performance of the

Group’s lifestyle activities; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the Group’s continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; the Group’s ability to service and refinance its debt; exchange rate fluctuations, interest rate changes, credit risk and other market risks; the Group’s ability to provide or arrange for adequate access to financing for its clients and dealers, and associated risks; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 241053
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 241395
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2024	2023		2024	2023
268	198	Capital expenditures(11)	463	348
124	117	of which capitalized development costs(14) (A)	233	220
127	116	Research and development costs expensed (B)	273	252
251	233	Total research and development (A+B)	506	472
78	78	Amortization of capitalized development costs (C)	163	156
205	194	Research and development costs as recognized in the consolidated income statement (B+C)	436	408

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

14 Capitalized as intangible assets

Key performance metrics and reconciliations of NON-GAAP financial measures

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2024	2023		2024	2023
1,712	1,474	Net revenues	3,297	2,903
856	726	Cost of sales	1,638	1,437
143	113	Selling, general and administrative costs	267	227
205	194	Research and development costs	436	408
(1)	5	Other expenses/(income), net	6	11
2	1	Results from investments	3	2
511	437	EBIT/Adjusted EBIT	953	822
-	9	Financial expenses/(income), net	2	13
511	428	Profit before taxes	951	809
98	94	Income tax expenses	186	178
19%	22%	Effective tax rate	20%	22%
413	334	Net profit / Adjusted net profit	765	631
2.29	1.84	Basic / Adjusted basic EPS (€)	4.24	3.46
2.29	1.83	Diluted / Adjusted diluted EPS (€)	4.23	3.46
669	589	EBITDA / Adjusted EBITDA	1,274	1,126
659	580	of which EBITDA (Industrial activities only)	1,254	1,109

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
	2024			2024
2024	at constant		2024	at constant
	currency			currency
1,474	1,485	Cars and spare parts	2,856	2,885
168	167	Sponsorship, commercial and brand	313	313
70	71	Other	128	129
1,712	1,723	Total net revenues	3,297	3,327

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
	2024			2024
2024	at constant		2024	at constant
	currency			currency
669	679	Adjusted EBITDA	1,274	1,300
511	521	Adjusted EBIT	953	979

EBITDA is defined as net profit before income tax expense, financial expenses/(income), net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2024	2023	Change		2024	2023	Change
413	334	79	Net profit	765	631	134
98	94	4	Income tax expense	186	178	8
-	9	(9)	Financial expenses/(income), net	2	13	(11)
158	152	6	Amortization and depreciation	321	304	17
669	589	80	EBITDA	1,274	1,126	148
-	-	-	Adjustments	-	-
669	589	80	Adjusted EBITDA	1,274	1,126	148

Adjusted Earnings Before Interest and Taxes or “Adjusted EBIT” represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2024	2023	Change		2024	2023	Change
511	437	74	EBIT	953	822	131
-	-	-	Adjustments	-	-	-
511	437	74	Adjusted EBIT	953	822	131

Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2024	2023	Change		2024	2023	Change
413	334	79	Net profit	765	631	134
-	-	-	Adjustments	-	-	-
413	334	79	Adjusted net profit	765	631	134

Basic and diluted EPS(15) are determined as per the table here below. Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended		(Euro million, unless otherwise stated)		For the six months ended
June 30,				June 30,
2024	2023	Change		2024	2023	Change
412	333	79	Net profit attributable to the owners of the Company	763	629	134
179,952	181,477		Weighted average number of common shares (thousand)	180,101	181,629
2.29	1.84	0.45	Basic EPS (in Euro)	4.24	3.46	0.78
-	-	-	Adjustments	-	-
2.29	1.84	0.45	Adjusted basic EPS (in Euro)	4.24	3.46	0.78
180,206	181,764		Weighted average number of common shares for diluted earnings per common share (thousand)	180,355	181,916
2.29	1.83	0.46	Diluted EPS (in Euro)	4.23	3.46	0.77
-	-	-	Adjustments	-	-
2.29	1.83	0.46	Adjusted diluted EPS (in Euro)	4.23	3.46	0.77

15 For the three and six months ended June 30, 2024 and 2023 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested)

Net Industrial (Debt)/Cash, defined as total Debt less Cash and Cash Equivalents (Net (Debt)/Cash), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net (Debt)/Cash of Financial Services Activities).

(Euro million)	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023
Debt	(3,129)	(2,623)	(2,477)
of which leased liabilities as per IFRS 16	(126)	(117)	(73)
Cash and Cash Equivalents	1,332	1,366	1,122
Net (Debt)/Cash	(1,797)	(1,257)	(1,355)
Net (Debt)/Cash of Financial Services Activities	(1,356)	(1,295)	(1,256)
Net Industrial (Debt)/Cash	(441)	38	(99)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2024	2023		2024	2023
341	311	Cash flow from operating activities	846	709
(268)	(198)	Investments in property, plant and equipment and intangible assets(11)	(463)	(348)
73	113	Free Cash Flow	383	361
(48)	(25)	Free Cash Flow from Financial Services Activities	(59)	(46)
121	138	Free Cash Flow from Industrial Activities(16)	442	407

16 Free cash flow from industrial activities for the three and six months ended June 30, 2024 includes Euro 26 million mainly related to withholding taxes, which are expected to be paid in the following quarters. Free cash flow from industrial activities for the three and six months ended June 30, 2023 includes Euro 16 million and Euro 21 million related to withholding taxes and dividends to NCI, which were paid in the following quarters.

On August 1, 2024, at 3:00 p.m. CEST, management will hold a conference call to present the Q2 2024 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.